FundX Investment Trust
235 Montgomery Street, Suite 1049
San Francisco, California 94104-3008

September 20, 2016

VIA EDGAR TRANSMISSION

Ms. Lisa Larkin
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	FundX Investment Trust (the “Trust”) SEC File Numbers: 333-194652; 811-22951

Dear Ms. Larkin:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to your August 23, 2016 comments provided to Lillian Kabakali of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 8 to its registration statement.  PEA No. 8 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on July 15, 2016, and is designated to become effective on September 30, 2016.  The purpose of PEA No. 8 was to add one new series to the Trust, the FundX Sustainable Impact Fund (formerly called the “FundX Sustainable Investor Fund”).  The Trust is filing this PEA No. 9 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file any outstanding exhibits to the registration statement.  This PEA No. 9 will become effective simultaneously with PEA No. 8 on September 30, 2016.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1.	The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.	The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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1.	Please provide the “Tandy” representation in your response letter.

The Trust has included the “Tandy” representation above.

PROSPECTUS

1.	With respect the section titled “Investment Objective,” on Page 3 of the Prospectus, the Staff notes that the FundX Sustainable Investor Fund is defined as the “Sustainable Fund.” However, in other sections of the Prospectus, the Fund is also referred to as the “FundX Sustainable Investor Fund.” Please review the Prospectus and update the defined term where needed for consistent use of the defined term.

The Trust responds by stating that the Fund has changed its name from the “FundX Sustainable Investor Fund” to the “FundX Sustainable Impact Fund.”  The Trust has updated the disclosure for consistent use of the Fund’s new name and consistent use of the new defined term “Sustainable Impact Fund,” where needed.  However, the Trust notes that there are some sections of the disclosure where it is still necessary to use the Fund’s full name, rather than the defined term, such as the headers to certain tables and sections discussing how to buy Fund shares.  In these instances, the Fund’s full name is used.

2.	With respect to the Fees and Expenses of the Fund table on Page 3 of the Prospectus, please update the table, pursuant to Item 3, Instruction 6(a) of Form N-1A, to include a footnote, which discloses that “Other Expenses” and “Acquired Fund (Underlying Fund) Fees and Expenses” are based on estimated amounts for the current fiscal year.

The Trust responds by including the footnote as requested as follows:

(1)	Other Expenses and Acquired Fund (Underlying Fund) Fees and Expenses are based on estimated amounts for the current fiscal year.

3.	With respect to the Fees and Expenses of the Fund table on Page 3 of the Prospectus, please revise the captions of the last two rows in the manner suggested by Item 3, Instruction 3(e), of Form N-1A, which provides as follows: “Fee Waiver [and or Expense Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement].”

The Trust responds by revising the captions to the fee table as requested as follows:

Total Annual Fund Operating Expenses	2.26%
Fee Waiver and/or Expense Reimbursement	-0.35%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)	1.91%

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4.	With respect to the Fees and Expenses of the Fund table on Page 3 of the Prospectus, please update the footnote to the table to clarify that the Expense Cap does not exceed the lesser of the waiver in place at the time the expenses were incurred or at the time when the recoupment occurs.

The Trust responds by updating the footnote as requested as follows:

(2)	FundX Investment Group (the “Advisor”) has contractually agreed to reduce its fees and/or pay the Sustainable Impact Fund’s expenses (excluding Acquired Fund Fees and Expenses, interest expense in connection with investment activities, taxes and extraordinary expenses) in order to limit Total Annual Fund Operating Expenses After Expense Reduction/Reimbursement for shares of the Sustainable Impact Fund to 1.35% of the Sustainable Impact Fund’s average net assets (the “Expense Cap”). The Expense Cap will remain in effect at least until January 31, 2018. A reimbursement may be requested by the Advisor for fee reductions and/or expense payments made in the prior three fiscal years if the aggregate amount actually paid by the Sustainable Impact Fund toward operating expenses for such fiscal year (taking into account any reimbursement) does not exceed the lesser of the Expense Cap in place at the time of waiver or reimbursement. To the extent that the Sustainable Fund incurs expenses excluded from the Expense Cap, net operating expenses of the Sustainable Fund may be higher than the Expense Cap. The Expense Cap may be terminated at any time after January 31, 2018, by the Trust’s Board of Trustees upon 60-day notice to the Advisor, or by the Advisor with the consent of the Board.

5.	With respect to the expense Example on Page 3 of the Prospectus, please update the disclosure to include a parenthetical explanation that the expense example incorporates the fee waiver for the first year only.

The Trust responds by updating the language as requested as follows:

Example
This Example is intended to help you compare the cost of investing in the Sustainable Impact Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Sustainable Impact Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Sustainable Impact Fund’s operating expenses remain the same (taking into account the Expense Cap for the first year only).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

6.	With respect to the term “Sustainable” in the Fund’s name, the Staff notes that under Item 9 of Form N-1A, an 80% policy should be included in the Prospectus with respect to the term “sustainable” based on the Names Rule. Please update the disclosure to include the appropriate 80% policy with regard to the term “sustainable.”

The Trust responds by updating the disclosure to include the Fund’s 80% policy on Page 4 of the Prospectus under the section titled “Principal Investment Strategies” as follows:

The Sustainable Impact Fund seeks to invest substantially all and, under normal circumstances, at least 80% of its net assets, including borrowings for investment purposes, in mutual funds and ETFs (“Underlying Funds”), which the Advisor identifies as:

•	Underlying Funds that are dedicated to socially responsible impact (“SRI”) investing and sustainable investments based on environmental, social and governance (“ESG”) factors (collectively, “SRI Funds”); and

•	Underlying Funds that are not dedicated SRI or ESG funds, but have an above average Sustainable Impact Percentage Score (“SRI Score”) or ESG Quality Score (“ESG Score”) from MSCI ESG Research Inc. (“MSCI”).

The Trust responds by updating the disclosure to include the Fund’s 80% policy on Page 9 of the Prospectus under the section titled “Principal Investment Strategies,” under the sub-section titled “Underlying Funds in which the Sustainable Impact Fund Invests” as follows:

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The Sustainable Impact Fund seeks to invest substantially all and, under normal circumstances, at least 80% of its net assets, including borrowings for investment purposes, in Underlying Funds, which the Advisor identifies as SRI Funds and Underlying Funds that are not dedicated SRI or ESG funds, but have an above average SRI Score or ESG Score from MSCI.

7.	If the Fund has an 80% policy, please explain how the Fund will comply with the requisite 80% policy required by the Names Rule with regard to the word “sustainable.”

The Trust responds by stating that the Fund will comply with the 80% policy as described in the response provided to Comment #6 above.

8.	If the Fund has an 80% policy, please clarify whether the Fund will invest only in Underlying Funds that have at least an 80% sustainable investment policy.

The Trust responds by stating that the Fund will not limit its investments to Underlying Funds that have an 80% sustainable investment policy.  Rather, the Fund will invest at least 80% of its assets as described in the response provided to Comment #6 above.

9.	If the Fund has an 80% policy, please state whether the Fund will research whether the ETFs that it invests in track an appropriate index with respect to sustainability to the extent that the ETF does track an index.

The Trust responds by stating that the Fund will select Underlying Funds, including ETFs, for investment based on the criteria provided in response to Comment #6 above.

10.	If the Fund has an 80% policy, please indicate what the Fund will invest in with respect to the remaining 20%.

The Trust responds by stating that while the Fund is committed to investing at least 80% of its assets in Underlying Funds as described in response to Comment #6 above, the Fund will strive to invest up to 100% in these same types of Underlying Funds, with the exception of cash that may be needed for liquidity and redemptions.

11.	With respect to the second sentence of the second paragraph of the section entitled “Principal Investment Strategies,” on Page 4 of the Prospectus, which states: “The Advisor considers an Underlying Fund to exhibit sustainable investment characteristics based on the Underlying Fund’s holdings, including investments in community development projects, investments in companies that conserve resources, protect the environment and improve standards of living, and/or have a positive impact on the environmental, social or governance standards of an industry,” please provide examples of each of the listed investments (e.g. what types of community development projects, etc.) in the disclosure, with more specificity to make it clear exactly what those items mean.

The Trust responds by stating that the section entitled “Principal Investment Strategies” on Page 4 and 5 of the Prospectus, has been replaced in its entirety with new disclosure, which does not reference these characteristics.  Please refer to Appendix A to this response letter, which contains the new disclosure.  In addition, a redline version of the section entitled “Principal Risks” on Pages 5 and 6 of the Prospectus has also been included for your review.

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In addition, the Trust responds by stating that the section entitled “Principal Investment Strategies” on Pages 8 through 13 of the Prospectus has been revised to complement the changes made to the Summary section of the Prospectus.  Please refer to Appendix B to this response letter, which contains a redline version of the revised disclosure.  In addition, a redline version of the section entitled “Principal Risks” on Pages 13 through 17 of the Prospectus has also been included for your review.

12.	With respect to the second paragraph of the section entitled “Principal Investment Strategies,” on Page 4 of the Prospectus, please disclose what criteria the Fund plans to use in order to screen Underlying Fund holdings for sustainability.

The Trust responds by stating that the disclosure has been replaced in its entirety, as discussed in the response provided to Comment #11 above.  Please refer to Appendix A to this response letter, which contains the new disclosure.  The Trust notes that the criteria used by the Fund to screen Underlying Funds for sustainability is provided in the new disclosure as stated in the response to Comment #6 above.

13.	With respect to the last sentence of the second paragraph of the section entitled “Principal Investment Strategies,” on Page 4 of the Prospectus, which states: “The Advisor also considers an Underlying Fund’s engagement in shareholder activism that seeks to promote improved corporate governance,” please clarify in the disclosure what “shareholder activism” is being discussed in the sentence.

The Trust responds by stating that the disclosure has been replaced in its entirety with new disclosure, as discussed in the response provided to Comment #11 above.  Please refer to Appendix A to this response letter, which contains the new disclosure.  The Trust notes that the new disclosure does not contain this sentence.

14.	With respect to the section entitled “Principal Risks” on Page 5 and 6 of the Prospectus, the Staff notes that the summary risk disclosure includes the following risks: Foreign Securities, Emerging Markets, Derivatives, Short Sales, Small Companies and Sector Emphasis. Please update the section entitled “Principal Investment Strategies” on Page 4 and 5 of the Prospectus to include a parallel strategy for each of these risks.

The Trust responds by updating the Principal Investment Strategies to include a parallel strategy as requested by adding a new paragraph at the end of the section as follows:

The Advisor has constructed several risk classes for Underlying Funds in which it invests.  These are: Sector Equity Underlying Funds, Aggressive Equity Underlying Funds, Core Equity Underlying Funds, Total Return Underlying Funds and Bond Underlying Funds.  Sector Equity Underlying Funds include international funds that may concentrate in a particular country or region, including emerging markets. These funds may use investing techniques such as short positions or use of derivative instruments such as options or futures in ways that may lead to increased volatility.  Aggressive Equity Underlying Funds include equity funds invested in small- or mid-sized companies.  Many of these funds may lack diversification by focusing on a few industry sectors or concentrating their portfolios in a few individual holdings.  Core Equity Underlying Funds include international (foreign) or global (foreign and domestic) funds, which tend to invest in larger companies in mature economies (e.g., Europe & Japan).  Total Return Underlying Funds may employ a wide variety of investment strategies and some of these funds may use derivative instruments such as futures, put options or short selling to a limited extent to lessen volatility.  Bond Underlying Funds have a primary objective of current income and preservation of capital.

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15.	With respect to the first sentence of the fourth paragraph under the section entitled “Principal Investment Strategies” on Page 9 of the Prospectus, which states: “The Advisor believes that this strategy is effective because of the relatively low transaction costs of investing in no-load or load-waived funds and the relatively low transaction costs of investing in ETFs in the secondary market,” please revise the disclosure to clarify what the low transaction costs are in relation to and also clarify that low transaction costs do not apply to every single fund.

The Trust responds by removing the referenced sentence from the Prospectus.

16.	With respect to the sub-section entitled “Temporary Defensive Strategies” on Pages 12 and 13 of the Prospectus, please update the disclosure to clarify that taking a defensive strategy is inconsistent with the Fund’s Principal Investment Strategies.

The Trust responds by updating the disclosure as requested as follows:

Temporary Defensive Strategies.  For temporary defensive purposes under abnormal market or economic conditions, the Sustainable Impact Fund may hold all or a portion of its assets in money market instruments, money market funds or U.S. government repurchase agreements.  The Sustainable Impact Fund may also invest in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.  To the extent the Sustainable Impact Fund is invested in such defensive instruments, the Sustainable Impact Fund may not achieve its investment objective.  Taking a temporary defensive strategy is inconsistent with the Sustainable Impact Fund’s principal investment strategies.

17.	With respect to the fourth sentence under the section entitled “Fund Expenses” on Page 19 of the Prospectus, which states: “The Expense Cap excludes front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, portfolio transaction expenses, interest on short positions or extraordinary expenses such as litigation,” please explain why “leverage interest” and “interest on short positions” are included in this disclosure, given that the Fund is only investing in Underlying Funds. More specifically, is the Fund incurring “leverage interest” and “interest on short positions” directly or indirectly as a result of its investments in the Underlying Funds? If these are derivative of the Underlying Funds, then they should be in the line items for those Underlying Funds rather than as presented in this disclosure. Please confirm that this is reflected accurately in the Fund’s Fees and Expenses table (e.g. is it part of AFFE).

The Trust responds by stating the sentence in question is included in the Fund’s Operating Expenses Limitation Agreement.  However, “leverage interest” and “interest on short positions” are not incurred by the Fund directly and are derivative of the Underlying Funds.  This is already captured by the AFFE line item to the Fund’s Fees and Expenses table.  Accordingly, the Trust has revised the sentence by removing the reference to “leverage interest” and “interest on short positions” as follows:

The Expense Cap excludes front-end or contingent deferred loads, taxes, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, portfolio transaction expenses, or extraordinary expenses such as litigation.

18.	With respect to the second paragraph of the section entitled “How to Exchange Fund Shares,” on Page 31 of the Prospectus, please disclose if there is a fee associated with exchanging into the Fidelity Money Market Fund.

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The Trust responds by stating that there no fee associated with exchanging into the Fidelity Money Market Fund.  The disclosure has been revised to reflect this as follows:

You may also exchange shares of any or all of an investment in the Sustainable Impact Fund for the Fidelity Money Market Fund.  This Exchange Privilege is a convenient way for you to buy shares in a money market fund in order to respond to changes in your goals or market conditions.  There is no fee associated with exchanging into the Fidelity Money Market Fund.  Before exchanging into the Fidelity Money Market Fund, you should read its prospectus.  To obtain the Fidelity Money Market Fund’s prospectus and the necessary exchange authorization forms, call the Transfer Agent at 1-866-455‑FUND [3863].  This exchange privilege does not constitute an offering or recommendation on the part of the Sustainable Impact Fund or the Advisor of an investment in the Fidelity Money Market Fund.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

1.	With respect to the second paragraph under the section titled “Recent Regulatory Events” on Page B-4 of the SAI, please provide an update as to whether there has been a determination by the CFTC as to whether the Advisor will be required to register as a CPO or file a notice of exemption from registration with respect to the Fund.

The Trust responds by stating that as of the date of this response letter, the CFTC has not made a determination as to whether the Advisor will be required to register as a CPO or file a notice of exemption from registration with respect to the Fund.

2.	With respect to the section entitled “Recent Economic Events” on Page B-4 and B-5 of the SAI, please consider adding Brexit risk disclosure with respect to the discussion of Europe.

The Trust responds by stating that it has reviewed the disclosure as currently drafted and added the following sentence to the risk disclosure:

Consequences of Britain’s anticipated departure from the European Union (“Brexit”) may not have run their course and may further disrupt global markets, including currencies.

3.	With respect to the Trustees and Executive Officers table on Pages B-25 through B-27 of the SAI, please refer to Item 17(a)(1), Instruction 2, of Form N-1A, and add a footnote to the table, which describes, for each director who is an interested person of the Fund, the relationship, events or transactions by reason of which the director is an interested person.

The Trust responds by stating that the disclosure has been revised as requested as follows:

(3)	The Trustees of the Trust who are “interested persons” of the Trust as defined under the 1940 Act (“Interested Trustees”). Janet Brown is an interested person of the Trust because she is the President of the Advisor.

4.	With respect to the section entitled “Board Structure, Leadership” on Page B-27 of the SAI, please refer to Item 17(b)(1) of Form N-1A and add disclosure, which describes why the chairman of the board is an interested person of the Fund, whether there is a lead independent director and what role that director plays in the leadership of the Fund, and why the Board has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund.

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The Trust responds by stating that the disclosure has been revised as requested as follows:

The Board has structured itself in a manner that it believes allows it to perform its oversight function effectively.  It has established four standing committees, a Nominating Committee, an Audit Committee, a Qualified Legal Compliance Committee, and a Valuation Committee, which are discussed in greater detail below under “Trust Committees”.  The majority of the Trustees are Independent Trustees, which are Trustees that are not affiliated with the Advisor, the principal underwriter, or their affiliates.  One Trustee, the Chairperson of the Board, is an Interested Trustee.  The Chairperson of the Board is an Interested Trustee because she is the President of the Advisor.  The Nominating Committee, Audit Committee and Qualified Legal Compliance Committee are comprised entirely of the Independent Trustees.  The Valuation Committee is comprised of Independent Trustees.  ~~The Chairperson of the Board is an Interested Trustee.~~  The Board reviews its structure and the structure of its committees annually.  The Board has determined that the structure and the composition of the Board, ~~and~~ along with the function and composition of its various committees ~~are~~ provide appropriate means to address any potential conflicts of interest that may arise given the current organizational structure and operation of the Fund.  The Board does not currently have a “lead independent trustee” although the Board may create such a position in the future.

5.	With respect to the sub-section entitled “Administrator, Transfer Agent and Fund Accountant,” on Page B-33 and B-34 of the SAI, please clarify or confirm within the disclosure that USBFS is the Fund’s Transfer Agent and Fund Account.

The Trust responds by stating that the disclosure has been revised as requested as follows:

Administrator, Transfer Agent and Fund Accountant
Pursuant to an administration agreement (the “Administration Agreement”), U.S. Bancorp Fund Services, LLC (“USBFS”), 615 East Michigan Street, Milwaukee, Wisconsin 53202, acts as administrator for the Fund.  USBFS provides certain administrative services to the Fund, including, among other responsibilities, coordinating the negotiation of contracts and fees with, and the monitoring of performance and billing of, the Fund’s independent contractors and agents; preparation for signature by an officer of the Trust of all documents required to be filed for compliance by the Trust and the Fund with applicable laws and regulations, excluding those of the securities laws of various states; arranging for the computation of performance data, including NAV and yield; responding to shareholder inquiries; and arranging for the maintenance of books and records of the Fund, and providing, at its own expense, office facilities, equipment and personnel necessary to carry out its duties.  In this capacity, USBFS does not have any responsibility or authority for the management of the Fund, the determination of investment policy, or for any matter pertaining to the distribution of Fund shares.  USBFS also acts as fund accountant and transfer agent under separate agreements.

6.	With respect to the section entitled “Determination of Share Price,” on Page B-36 of the SAI, pursuant to Item 23(c), Instruction 4, of Form N-1A, please include the specimen price-make-up sheet, unless this item will be included in the balance sheet in response to Item 27.

The Trust responds by stating that the specimen price-make-up sheet will be included in the balance sheet in response to Item 27.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Lillian Kabakali at (626) 914-7372.

Sincerely,

/s/ Jason Browne

Jason Browne
President, FundX Investment Trust

cc: Steven G. Cravath, Cravath & Associates, LLC

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Appendix A

Principal Investment Strategies
The Sustainable Impact Fund is a fund-of-funds.  The Sustainable Impact Fund seeks to invest substantially all and, under normal circumstances, at least 80% of its net assets, including borrowings for investment purposes, in mutual funds and ETFs (“Underlying Funds”), which the Advisor identifies as:

•	Underlying Funds that are dedicated to socially responsible impact (“SRI”) investing and sustainable investments based on environmental, social and governance (“ESG”) factors (collectively, “SRI Funds”); and

•	Underlying Funds that are not dedicated SRI or ESG funds, but have an above average Sustainable Impact Percentage Score (“SRI Score”) or ESG Quality Score (“ESG Score”) from MSCI ESG Research Inc. (“MSCI ESG”).

MSCI ESG is a leading provider of ESG related research that has a dedicated staff of analysts focused on determining how companies manage ESG risks and their level of exposure to SRI themes.  MSCI ESG has developed a scoring system to rate a broad selection of mutual funds and ETFs based on their portfolio level exposure to five sustainable impact themes and separately on their management of ESG risks, using the funds’ most recently disclosed underlying holdings.  The five sustainable impact themes are Empowerment, Basic Needs, Governance, Natural Capital and Climate Change (“Sustainable Impact Themes”), which are derived from the United Nation’s Sustainable Development Goals.

The Advisor applies a performance-and risk-based ranking system to potential Underlying Funds and selects investments for the Sustainable Impact Fund based on these rankings, with priority given to SRI Funds.  Underlying Funds that are ranked below the “sell threshold” or fail to maintain minimum SRI Scores or ESG Scores are sold and replaced with other highly ranked Underlying Funds.  The Advisor to the Sustainable Impact Fund calls this process Upgrading and believes that this process will help the Sustainable Impact Fund adapt to changing markets.  The Underlying Fund’s rankings and MSCI ESG’s SRI Scores and ESG Scores are updated monthly.

NOTE:  FundX Investment Group has obtained a limited license to use certain MSCI ESG Research Inc. (“MSCI ESG”) data, materials and/or research (the “Information”) in connection with its products and services.  The funds or securities referred to herein are not sponsored, issued, managed, advised, marketed, endorsed or promoted by MSCI ESG and are not affiliated with MSCI ESG.  MSCI ESG bears no liability with respect to any such funds or securities and makes no representation regarding the advisability of investing in any such funds or securities.  None of the Information recommends or can be used alone to determine whether or when to buy, sell or hold any security.  None of MSCI ESG, or any of its affiliates or its or their direct or indirect suppliers or any third party involved in the making or compiling of the Information (each, an “Information Provider”) makes any warranties or representations and, to the maximum extent permitted by law, each Information Provider hereby expressly disclaims all implied warranties, including warranties of merchantability and fitness for a particular purpose. Without limiting any of the foregoing and to the maximum extent permitted by law, in no event shall any of the Information Providers have any liability regarding any of the Information for any direct, indirect, special, punitive, consequential (including lost profits) or any other damages even if notified of the possibility of such damages.  The foregoing shall not exclude or limit any liability that may not by applicable law be excluded or limited.

The Advisor has constructed several risk classes for Underlying Funds in which it invests.  These are: Sector Equity Underlying Funds, Aggressive Equity Underlying Funds, Core Equity Underlying Funds, Total Return Underlying Funds and Bond Underlying Funds.  Sector Equity Underlying Funds include international funds that may concentrate in a particular country or region, including emerging markets. These funds may use investing techniques such as short positions or use of derivative instruments such as options or futures in ways that may lead to increased volatility.  Aggressive Equity Underlying Funds include equity funds invested in small- or mid-sized companies.  Many of these funds may lack diversification by focusing on a few industry sectors or concentrating their portfolios in a few individual holdings.  Core Equity Underlying Funds include international (foreign) or global (foreign and domestic) funds, which tend to invest in larger companies in mature economies (e.g., Europe & Japan).  Total Return Underlying Funds may employ a wide variety of investment strategies and some of these funds may use derivative instruments such as futures, put options or short selling to a limited extent to lessen volatility.  Bond Underlying Funds have a primary objective of current income and preservation of capital.

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Principal Risks
An investment in the Sustainable Impact Fund entails risk.  The Sustainable Impact Fund cannot guarantee that it will meet its investment objective.  Since the price of the Underlying Funds that the Sustainable Impact Fund holds may fluctuate, the value of your investment may fluctuate and you could lose all or a portion of your investment in the Sustainable Impact Fund .  The following risks could affect the value of your investment:

•	Sustainability Sustainable Impact Investing Policy Risk – The Sustainable Impact Fund ’s sustainable impact investment policy could cause the Sustainable Impact Fund to perform differently compared to similar funds that do not have such a policy. This sustainable impact investment policy may result in the Sustainable Impact Fund foregoing opportunities to buy certain Underlying Funds when it might otherwise be advantageous to do so, or selling its holdings in certain Underlying Funds for sustainable impact investment reasons when it might be otherwise disadvantageous for it to do so. The Advisor monitors an Underlying Fund’s holdings based on the latest publicly available information. The delay in obtaining public information regarding an Underlying Fund’s holdings could result in the Sustainable Impact Fund holding an Underlying Fund that no longer meets the Sustainable Impact Fund’s investment criteria.
•	General Market Risk – General market risk is the risk that the value of the Sustainable Impact Fund ’s shares will fluctuate based on the performance of the securities held by the Underlying Funds it owns. These fluctuations may cause a security to be worth less than its cost when originally purchased or less than it was worth at an earlier time.
•	Third-Party Data Risk – The Sustainable Impact Fund’s investment process may depend upon the use of SRI Scores and ESG Scores provided by MSCI ESG. There is no guarantee that the SRI Scores and ESG Scores provided by MSCI ESG will be accurate. There is a risk that the Sustainable Impact Fund may at times hold Underlying Funds that have a below average SRI Score or ESG Score as rated by MSCI ESG. The Fund’s performance may be negatively impacted in certain markets as a result of its reliance on SRI Scores and ESG Scores provided by MSCI ESG. SRI Scores and ESG Scores provided by MSCI ESG may be based on less than 100% of a mutual fund’s or ETF’s portfolio holdings. There is a risk that portfolio holdings of an Underlying Fund, which are not incorporated into MSCI ESG’s SRI Score or ESG Score, may not meet the Sustainable Impact Fund’s sustainable investment policy. There can be no assurance that any particular Underlying Fund’s SRI Score or ESG Score will be profitable for the Sustainable Impact Fund.
•	Management Risk – Management risk describes the Sustainable Impact Fund ’s ability to meet its investment objective based on the Advisor’s success or failure to implement investment strategies for the Sustainable Impact Fund .
•	Foreign Securities Risk – The Underlying Funds held by the Sustainable Impact Fund may have significant investments in foreign securities. Foreign securities risk entails risk relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices.
•	Emerging Markets Risk – In addition to the foreign securities risks mentioned above, emerging markets are generally more volatile and less liquid.
•	Derivative Risk – Some Underlying Funds may use derivative instruments which derive their value from the value of an underlying asset, currency or index. The value of derivatives may rise or fall more rapidly than other investments and it is possible to lose more than the initial amount invested.
•	Leverage Risk – Some Underlying Funds may borrow money for leveraging and will incur interest expense. Leverage is investment exposure which exceeds the initial amount invested. Leverage can cause the portfolio to lose more than the principal amount invested. Leverage can magnify the portfolio’s gains and losses and therefore increase its volatility.
•	Short Sales Risk – The Underlying Funds may engage in short sales which could cause an Underlying Fund’s investment performance to suffer if it is required to close out a short position earlier than it had intended.
•	Small Company Risk – The Underlying Funds may invest in securities of small companies, which involves greater volatility than investing in larger and more established companies.
•	Sector Emphasis Risk – Some of the Underlying Funds may have particular emphasis in one or more sectors, subjecting those Underlying Funds to sector emphasis risk. Sector emphasis risk is the possibility that a certain sector may underperform other sectors or the market as a whole.
•	ETF Trading Risk – Because the Sustainable Impact Fund invests in ETFs, it is subject to additional risks that do not apply to conventional mutual funds, including the risks that the market price of an ETF’s shares may trade at a discount to its net asset value (“NAV”), an active secondary trading market may not develop or be maintained, or trading may be halted by the exchange in which the ETFs trade, which may impact the Sustainable Impact Fund ’s ability to sell its shares of an ETF.
•	Sustainable Impact Fund invests in ETFs, it may be subject to the risks of having a high portfolio turnover rate. High portfolio turnover involves correspondingly greater expenses to the Sustainable Impact Fund , including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities.

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•	Upgrading Strategy Risk – The Sustainable Impact Fund employs an Upgrading strategy whereby it continually seeks to invest in the top-performing securities at a given time. When investment decisions are based on near-term performance, however, the Sustainable Impact Fund may be exposed to the risk of buying Underlying Funds immediately following a sudden, brief surge in performance that may be followed by a subsequent drop in market value.
•	Underlying Funds Risk – The risks associated with the Sustainable Impact Fund include the risks related to each Underlying Fund in which the Sustainable Impact Fund invests. Although the Sustainable Impact Fund seeks to reduce the risk of your investment by diversifying among mutual funds and ETFs that invest in stocks and, in some cases, bonds, there are inherent risks of investing in various asset classes. The Sustainable Impact Fund must also pay its pro rata portion of an investment company’s fees and expenses.

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Appendix B

Principal Investment Strategies

Exposure to Sustainable Impact Themes
The Sustainable Impact Fund uses a combination of qualitative and quantitative factors to select Underlying Funds that align with prevailing market trends and have above average exposure to the five Sustainable Impact Themes identified by MSCI ESG based on the United Nation’s seventeen Sustainable Development Goals.  The Advisor uses an SRI Score for Underlying Funds to measure the level of exposure to Sustainable Impact Themes.  The diagram below from MSCI ESG illustrates these themes:

THE SUSTAINABLE IMPACT THEMES ARE IN ALIGNMENT WITH U.N. SUSTAINABLE DEVELOPMENT GOALS

ACTIONABLE IMPACT THEMES
BASIC NEEDS
EMPOWERMENT
CLIMATE CHANGE
NATURAL CAPITAL
GOVERNANCE
No Poverty
Zero Hunger
Good Health & Well-Being
Clean Water & Sanitation
Sustainable Cities & Communities
Quality Education
Gender Equality
Decent Work & Economic Growth
Reduced Inequalities
Industry, Innovation & Infrastructure
Affordable & Clean Energy
Climate Action
Responsible Consumption & Production
Life On Land
Life Below Water
Peace, Justice & Strong Institutions
Partnerships

Source: MSCI ESG Research

Managing ESG Risks and Opportunities
MSCI ESG produces an ESG Score that measures the ability of the companies held by an Underlying Fund to manage risks and opportunities arising from environmental, social and governance factors.  These ESG factors include a broad range of potential future trends such as climate change, water stress, demographic shifts and technology advances.

Impact through Active Engagement
A number of SRI Funds, which may not be scored by MSCI ESG, have engagement policies that align with the values of MSCI ESG’s Sustainable Impact Themes and managing ESG risks.  The Advisor prioritizes Underlying Funds that employ active engagement strategies which the Advisor believes greatly enhances the potential impact of the Sustainable Impact Fund.

Advisor’s General Approach to Managing the Sustainable Impact Fund
In selecting investments for the Sustainable Impact Fund ’s portfolios, the Advisor employs its proprietary Upgrading investment strategy.  The Advisor believes that the best investment returns can be attained by continually moving assets into what it determines to be the current top-performing Underlying Funds within a given risk class.  In the case of the Sustainable Impact Fund , the Advisor is employing its Upgrading strategy with respect to top-performing SRI Funds as well as Underlying Funds that are not dedicated SRI or ESG funds, but have an above average SRI Score or ESG Score from MSCI ESG.

The Advisor’s Upgrading strategy is designed to be a logical system of investing in top Underlying Funds while they are performing well, and then moving to others when the Advisor believes the original choices are no longer the best.  The Advisor selects Underlying Funds that it believes offer above-average prospects for achieving the Sustainable Impact Fund ’s goal of capital preservation and believes such funds can be identified through current performance.

The Advisor has used this Upgrading investment strategy to manage accounts since 1969.  The Advisor believes Upgrading can provide an effective way to successfully participate in a broad range of investment opportunities as they develop.

The Advisor believes that t The Advisor believes that investing in other mutual funds and ETFs will provide the Sustainable Impact Fund with opportunities to achieve greater diversification of portfolio securities and investment techniques than the Sustainable Impact Fund could achieve by investing directly in individual portfolio securities.  SRI Funds offer the added benefit of management engagement by actively leveraging shareholder voting power to affect changes in corporate policy.

Since 1976, the Advisor has published NoLoad FundX, a monthly newsletter that uses an Upgrading strategy similar to the strategy utilized by the Sustainable Impact Fund .  Although the Underlying Funds purchased for the Sustainable Impact Fund will generally also be highly ranked in the Advisor’s proprietary ranking system, the Advisor may also invest in Underlying Funds not included in the newsletter, such as institutional or other mutual funds that are not available to the general public, but are available to the Advisor.

Underlying Funds in which the Sustainable Impact Fund Invests
The Sustainable Impact Fund is a fund-of-funds.  The Sustainable Impact Fund seeks to invest substantially all and, under normal circumstances, at least 80% of its net assets, including borrowings for investment purposes, in Underlying Funds, which the Advisor identifies as SRI Funds and Underlying Funds that are not dedicated SRI or ESG funds, but have an above average SRI Score or ESG Score from MSCI ESG.

MSCI ESG is a leading provider of ESG related research that has a dedicated staff of analysts focused on determining how companies manage ESG risks and their level of exposure to SRI themes.  MSCI ESG has developed a scoring system to rate a broad selection of mutual funds and ETFs based on their portfolio level exposure to Sustainable Impact Themes and separately on their management of ESG risks, using the funds’ most recently disclosed underlying holdings.

The Advisor’s Process for Classifying the Underlying Funds
The Advisor utilizes proprietary risk classes to categorize Underlying Funds in which it invests.  These are: Sector Equity Underlying Funds, Aggressive Equity Underlying Funds, Core Equity Underlying Funds, Total Return Underlying Funds and Bond Underlying Funds.  Using broad categories allows the Advisor to have a full range of investment opportunities available to the Sustainable Impact Fund .  For instance, rather than isolating international funds from domestic, the Advisor groups them with other funds with similar downside risk.  This allows the best funds to rise to the top, whatever their investment approach may be.  Occasionally, some overlap may occur.  A n Aggressive Equity Underlying Fund may exhibit no more volatility than a typical Core Equity Underlying Fund.  Furthermore, the Advisor may re-classify Underlying Funds when new information indicates such change is appropriate.  Generally, under normal circumstances, the Sustainable Impact Fund seeks to invest predominantly in Underlying Funds classified as Core Equity Underlying Funds, and to a lesser extent the Sustainable Impact Fund may invest in Underlying Funds from the other risk classes .  The descriptions below provide a realistic indication of what might be expected from a fund in each classification.

Sector Equity Funds
Sector Equity Underlying Funds include equity funds that focus on specific industries or market sectors in the hopes of achieving above-average returns. International funds in this group may concentrate in a particular country or region, including emerging markets or economies not considered mature. These funds mostly hold common stocks, but may contain convertible bonds or other instruments and they may use investing techniques such as leveraging, margin, short positions or use of derivative instruments such as options or futures in ways that may lead to increased volatility. The Advisor considers emerging markets countries to be those defined by the Morgan Stanley Capital International (“MSCI”) Emerging Markets Index.

Aggressive Equity Funds
Aggressive Equity Underlying Funds include equity funds invested in small- or mid-sized companies, but may also include large-cap stocks.  Many of these funds may lack diversification by focusing on a few industry sectors or concentrating their portfolios in a few individual holdings, in the hopes of achieving above-average returns.  Many of these funds have a history of greater-than-market-level volatility.  International funds may concentrate in a particular region, including emerging markets or economies not considered mature.  These funds mostly hold common stocks, but may contain convertible bonds or other instruments.  The Advisor considers emerging markets countries to be those defined by the MSCI Emerging Markets Index.

Core Equity Funds
Core Equity Underlying Funds are generally comprised of diversified equity portfolios invested in well-established companies.  Such portfolios may include some fixed-income instruments such as bonds, convertibles, preferred stock or cash and may have flexibility to move to large cash positions.  International (foreign) or global (foreign and domestic) funds tend to invest in larger companies in mature economies (e.g., Europe & Japan).

Total Return (or Balanced) Funds
Total Return Underlying Funds may employ a wide variety of investment strategies, including blending equity securities with fixed income instruments, and techniques designed to provide steady returns with dampened volatility, such as market neutral long/short, arbitrage or other approaches.  Because Total Return Underlying Funds are not fully invested in bonds, these funds typically have less credit and interest rate risk.  Often these funds hold income-generating instruments, such as bonds, to lower portfolio volatility.  Some of these funds may use derivative instruments such as futures, put options or short selling to a limited extent to lessen volatility.

Bond/Fixed-Income Funds
Bond Underlying Funds have a primary objective of current income and preservation of capital.  These funds are divided into sub-categories of fixed-income securities based on credit quality, duration and maturity.  It is not the Advisor’s intention to purchase funds to achieve a particular tax result.  Bond Underlying Funds attempt to cushion market volatility.

Additional Information about the Sustainable Impact Fund’s Investments

Underlying Funds Operate Independently of Sustainable Impact Fund.  The Sustainable Impact Fund is independent from any of the Underlying Funds in which it invests and has little voice in or control over the investment practices, policies or decisions of those Underlying Funds.  If the Sustainable Impact Fund disagrees with those practices, policies or decisions, it may have no choice other than to liquidate its investment in an Underlying Fund, which may entail losses.

Sustainable Impact Fund May Not be Able to Sell Underlying Funds Readily.  An Underlying Fund may limit the Sustainable Impact Fund ’s ability to sell its shares of the Underlying Fund at certain times.  In these cases, such investments will be considered illiquid and subject to the Sustainable Impact Fund ’s overall limit on illiquid securities.  For example, no Underlying Fund is required to redeem any of its shares owned by the Sustainable Impact Fund in an amount exceeding 1% of the Underlying Fund’s shares during any period of less than 30 days.  As a result, to the extent that the Sustainable Impact Fund owns more than 1% of an Underlying Fund’s shares, the Sustainable Impact Fund may not be able to redeem those shares promptly in the event of adverse market conditions or other considerations.  (This limitation does not apply to the Sustainable Impact Fund ’s holdings of shares of ETFs, which are not redeemed through the ETF itself, but which can be sold by the Sustainable Impact Fund on a securities exchange in a secondary market transaction.)

An Underlying Fund May Invest In Similar Securities of Another Underlying Fund.  Also, the investment advisors of the Underlying Funds in which the Sustainable Impact Fund invests may simultaneously pursue inconsistent or contradictory courses of action.  For example, one Underlying Fund may be purchasing securities of the same issuer whose securities are being sold by another Underlying Fund, with the result that the Sustainable Impact Fund would incur an indirect brokerage expense without any corresponding investment or economic benefit.

Underlying Fund Expenses.  Furthermore, the Sustainable Impact Fund will normally invest only in Underlying Funds that do not impose up-front sales loads, deferred sales loads, distribution fees of more than 0.25% or redemption fees.  If the Sustainable Impact Fund invests in an Underlying Fund that normally charges an up-front sales load, it may use available sales load waivers and quantity discounts to eliminate the sales load.  However, this policy does not preclude the Sustainable Impact Fund from investing in Underlying Funds with sales related expenses, redemption fees or service fees in excess of 0.25%.

High Portfolio Turnover.  The Sustainable Impact Fund is actively managed and has no restrictions on portfolio turnover.  The Sustainable Impact Fund may at times experience an annual portfolio turnover rate substantially in excess of 200% on a regular basis.  A high portfolio turnover rate (100% or more) may result in the realization and distribution of higher capital gains to Fund shareholders and may mean a higher tax liability.  A high portfolio turnover rate may also lead to higher transaction costs, which could negatively affect the Sustainable Impact Fund ’s performance.

Temporary Defensive Strategies.  For temporary defensive purposes under abnormal market or economic conditions, the Sustainable Impact Fund may hold all or a portion of its assets in money market instruments, money market funds or U.S. government repurchase agreements.  The Sustainable Impact Fund may also invest in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.  To the extent the Sustainable Impact Fund is invested in such defensive instruments, the Sustainable Impact Fund may not achieve its investment objective.  Taking a temporary defensive strategy is inconsistent with the Sustainable Impact Fund’s principal investment strategies.

SEC Limitations of Sustainable Fund’s Investments in Other Investments Companies.  Up to 25% of the Sustainable Impact Fund’s assets may be invested in shares of a single Underlying Fund; however, the Sustainable Impact Fund intends to limit its investments in Underlying Funds in accordance with the Investment Company Act of 1940, as amended (the “1940 Act”), or with certain terms and conditions of applicable exemptive orders issued by the Securities and Exchange Commission (“SEC”) and approved by the Board.  The Sustainable Impact Fund may invest in Underlying Funds that are permitted to invest more than 25% of their assets in a single industry and may also invest in Underlying Funds that are themselves non-diversified.

The Sustainable Impact Fund may invest in the securities of other registered investment companies, including exchange-traded funds (“ETFs”), money market funds and other mutual funds, subject to the limitations of the 1940 Act, and subject to such investments being consistent with the overall objective and policies of the Sustainable Impact Fund .

As a fund-of-funds, the Sustainable Impact Fund relies on Section 12(d)(1)(F) of the 1940 Act that permits the Sustainable Impact Fund to invest in unaffiliated funds subject to certain guidelines including that the Sustainable Impact Fund (together with its affiliated funds) may acquire no more than 3% of the outstanding voting securities of the unaffiliated fund.  Generally, Section 12(d)(1) of the 1940 Act (and the rules thereunder) restricts investments by registered investment companies in securities of other registered investment companies, including the Underlying Funds.  The acquisition of shares of the Underlying Funds by the Sustainable Impact Fund is therefore subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as may be permitted by any exemptive orders obtained by the Underlying Funds that permits registered investment companies such as the Sustainable Impact Fund to invest in the Underlying Fund beyond the limits of Section 12(d)(1), subject to certain terms and conditions, including that the Sustainable Impact Fund enter into an agreement with the Underlying Fund regarding the terms of the investment.

Principal Risks

Although the Sustainable Impact Fund principally invests in any number of Underlying Funds, this investment strategy does not eliminate investment risk.  Therefore, there is no assurance that the Sustainable Impact Fund will achieve its investment objectives.  Since the prices of securities in the Underlying Funds may fluctuate, the value of your investment in the Sustainable Impact Fund may fluctuate and you could lose money.  The following list sets forth more information about the principal risks that apply to the Sustainable Impact Fund .

Sustainable Impact Investing Policy Risk – The Sustainable Impact Fund ’s sustainable impact investment policy could cause the Sustainable Impact Fund to perform differently compared to similar funds that do not have such a policy.  This sustainable impact investment policy may result in the Sustainable Impact Fund foregoing opportunities to buy certain Underlying Funds when it might otherwise be advantageous to do so, or selling its holdings of certain Underlying Funds for sustainable impact investment reasons when it might be otherwise disadvantageous for it to do so.  The Advisor monitors an Underlying Fund’s holdings based on publicly available information.  The delay in obtaining public information regarding an Underlying Fund’s holdings could result in the Sustainable Impact Fund holding an Underlying Fund that no longer meets the Sustainable Impact Fund ’s investment criteria.

General Market Risk – The Sustainable Impact Fund ’s assets will be invested in Underlying Funds that themselves invest primarily in equity securities.  The value of your investment in the Sustainable Impact Fund depends on the value of the Underlying Funds it owns.  In turn, the value of an Underlying Fund depends on the market value of the equity securities in which it has invested.  General market risk is the risk that the market value of a security may fluctuate, sometimes rapidly and unpredictably.  These fluctuations may cause a security to be worth less than its cost when originally purchased or less than it was worth at an earlier time.  General market risk may affect a single issuer, industry, sector of the economy or the market as a whole.

Third-Party Data Risk – The Sustainable Impact Fund’s investment process may depend upon the use of SRI Scores and ESG Scores provided by MSCI ESG.  There is no guarantee that the SRI Scores and ESG Scores provided by MSCI ESG will be accurate.  There is a risk that the Sustainable Impact Fund may at times hold Underlying Funds that have a below average SRI Score or ESG Score as rated by MSCI ESG.  The Fund’s performance may be negatively impacted in certain markets as a result of its reliance on SRI Scores and ESG Scores provided by MSCI ESG.  SRI Scores and ESG Scores provided by MSCI ESG may be based on less than 100% of a mutual fund or ETF’s portfolio holdings.  There is a risk that portfolio holdings of an Underlying Fund, which are not incorporated into MSCI ESG’s SRI Score or ESG Score, may not meet the Sustainable Impact Fund’s sustainable investment policy.  There can be no assurance that any particular Underlying Fund’s SRI Score or ESG Score will be profitable for the Sustainable Impact Fund.

Management Risk  – Management risk describes the Sustainable Impact Fund ’s ability to meet its investment objective based on the Advisor’s success or failure to implement investment strategies for the Sustainable Impact Fund .  The value of your investment in the Sustainable Impact Fund is subject to the investment strategies used by the Underlying Funds in selecting investments, including the ability of the investment advisory organizations that manage the Underlying Funds in assessing economic conditions and investment opportunities, and may not result in an increase in the value of your investment or in overall performance equal to other investments.  If the Advisor’s investment strategies do not produce the expected results, your investment could be diminished or even lost.

Upgrading Strategy Risk – The Sustainable Impact Fund employs an Upgrading strategy whereby it continually seeks to invest in the top-performing funds at a given time.  When investment decisions are based on near-term performance, however, the Sustainable Impact Fund may be exposed to the risk of buying Underlying Funds immediately following a sudden, brief surge in performance that may be followed by a subsequent drop in market value.  Furthermore, focusing on current market leaders may expose the Sustainable Impact Fund to concentration risk.

Small Company Risk – The  Sustainable Impact Fund  may invest in Underlying Funds that invest in small capitalization companies.  As a result, your investment will be subject to small company risk.  Small company risk is the risk that, due to limited product lines, markets or financial resources, dependence on a relatively small management group or other factors, small companies may be more vulnerable than larger companies to adverse business or economic developments.  Securities of small companies are generally less liquid and more volatile than securities of larger companies or the market averages.  In addition, small companies may not be as well-known to the investing public as large companies, may not have institutional ownership and may have only cyclical, static or moderate growth prospects.  In addition, the performance of an Underlying Fund may be adversely affected during periods when the smaller capitalization stocks are out-of-favor with investors.  Under normal market conditions, the Advisor intends to hold small company funds only when small company stocks are outperforming large company stocks.

Foreign Securities Risk – One or more Underlying Funds may invest in the securities of foreign companies.  As a result, such Underlying Fund would be subject to foreign securities risk.  Foreign securities risk entails risk relating to political, social and economic developments abroad and differences between U.S. and foreign regulatory requirements and market practices.  Securities that are denominated in foreign currencies are subject to the further risk that the value of the foreign currency will fall in relation to the U.S. dollar and/or will be affected by volatile currency markets or actions of U.S. and foreign governments or central banks.

Emerging Markets Risk – In addition to developed markets, Underlying Funds may invest in emerging markets, which are markets of countries in the initial stages of industrialization and that generally have low per capita income.  In addition to the risks of foreign securities in general, countries in emerging markets are generally more volatile and can have relatively unstable governments, social and legal systems that do not protect shareholders, economies based on only a few industries and securities markets that trade a small number of issues, which could reduce liquidity.  Additional risks of emerging markets include differences in nationalization, embargo, expropriation and acts of war.  In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, on certain occasions; such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.  The Underlying Funds may be required to establish special custody or other arrangements before making certain investments in those countries.

Non-Diversification Risk – While the Sustainable Impact Fund is diversified, some of the Underlying Funds may invest in a limited number of issuers and therefore, may be non-diversified.  Because such an Underlying Fund focuses its investments in a limited number of issuers, its NAV and total return may fluctuate or decline more in times of weaker markets than a more diversified mutual fund.

Sector Emphasis Risk – It is anticipated that the Sustainable Impact Fund  will invest in Underlying Funds with focused investments or that have a particular emphasis on one or more sectors.  In the case of an Underlying Fund that focuses its investments in a particular industry or sector, events may occur that impact that industry or sector more significantly than the stock market as a whole.  Furthermore, each industry or sector possesses particular risks that may not affect other industries or sectors.

Derivative Risk – Some Underlying Funds may use derivative instruments which derive their value from an underlying asset, currency or index.  The term “derivatives” covers a broad range of investments, including futures, options and swap agreements.  For example, a swap agreement is a commitment to make or receive payments based on agreed upon terms, and whose value and payments are derived by changes in the value of an underlying financial instrument.  The use of derivatives presents risks different from, and possibly greater than, the risks associated with investing directly in traditional securities.  Investments in such Underlying Funds may involve the risk that the value of derivatives may rise or fall more rapidly than other investments, and the risk that an Underlying Fund may lose more than the initial amount invested in the derivative.  Derivative instruments also involve the risk that other parties to the derivative contract may fail to meet their obligations, which would result in a loss.  These risks are heightened when an Underlying Fund uses derivatives to enhance returns or as a substitute for a position or security, rather than solely to hedge (or offset) the risk of a position or security held by the Underlying Fund.  The success of such derivatives strategies will depend on the ability to assess and predict the impact of market or economic developments on the underlying asset, index or rate and the derivative itself, without the benefit of observing the performance of the derivative under all possible market conditions.  Legal, tax and regulatory changes could occur that may adversely affect the Sustainable Impact Fund and its abilities to pursue its investment strategies and/or increase the costs of implementing such strategies.  The U.S. Government, the Federal Reserve, the Treasury, the SEC, the Commodity Futures Trading Commission, the Federal Deposit Insurance Corporation and other governmental and regulatory bodies have recently taken or are considering taking actions in light of the recent financial crisis.  These actions include, but are not limited to, the enactment by the United States Congress of the “Dodd-Frank Wall Street Reform and Consumer Protection Act,” which was signed into law on July 21, 2010, and imposes a new regulatory framework over the U.S. financial services industry and the consumer credit markets in general, and proposed regulations by the SEC.  Given the broad scope, sweeping nature, and relatively recent enactment of some of these regulatory measures, the potential impact they could have on securities held by an Underlying Fund is unknown.  There can be no assurance that these measures will not have an adverse effect on the value or marketability of securities held by an Underlying Fund.  Furthermore, no assurance can be made that the U.S. government or any U.S. regulatory body (or other authority or regulatory body) will not continue to take further legislative or regulatory action in response to the continuing economic turmoil or otherwise, and the effect of such actions, if taken, cannot be known.

Short Sales Risk – Some of the Underlying Funds in which the Sustainable Impact Fund  invests may engage in short sales, which may cause an Underlying Fund’s investment performance to suffer if it is required to close out a short position earlier than it had intended.  This would occur if the lender required such Underlying Fund to deliver the securities it borrowed at the commencement of the short sale and it was unable to borrow the securities from other securities lenders.  Furthermore, until an Underlying Fund replaces a security borrowed, or sold short, it must pay to the lender amounts equal to any dividends that accrue during the period of the short sale.  This could cause the Sustainable Impact Fund ’s performance to suffer to the extent it invests in such an Underlying Fund.

Leverage Risk – Some Underlying Funds may borrow money for leveraging.  Interest expenses may exceed the income from the assets purchased with such borrowings.  While the interest obligation resulting from borrowing will be fixed (although they may fluctuate with changing market rates of interest depending on the terms of the relevant agreement), the NAV per share of the Underlying Fund will tend to increase more when its portfolio securities increase in value and to decrease more when its portfolio assets decrease in value than would otherwise be the case if it did not borrow funds.

Underlying Funds Risk – The risks associated with the Sustainable Impact Fund includes the risks related to each Underlying Fund in which the Sustainable Impact Fund invests.  Although the Sustainable Impact Fund seeks to reduce the risk of your investment by diversifying among mutual funds and ETFs that invest in stocks and, in some cases, bonds, there are inherent risks of investing in various asset classes as described throughout this section.  For instance, there are market risks related to stocks and, in some cases, bonds, as well as the risks of investing in a particular Underlying Fund, such as risks related to the particular investment management style and that the Underlying Fund may underperform other similarly managed funds.  To the extent that an Underlying Fund actively trades its securities, the Sustainable Impact Fund will experience a higher-than-average portfolio turnover ratio and increased trading expenses, and may generate higher short-term capital gains.  Investments in the Sustainable Impact Fund result in greater expenses to you than if you were to invest directly in the Underlying Funds.  Additionally, because the Underlying Funds may be managed using different investment styles, the Sustainable Impact Fund could experience overlapping security transactions.  For example, one Underlying Fund could take a long position in a security, while another Underlying Fund is taking a short position in the same security, thereby effectively canceling out the effect of either position.  Similarly, one Underlying Fund may be purchasing securities at the same time other portfolio managers may be selling those same securities.  This may lead to higher transaction expenses and may generate higher short-term capital gains compared to the Sustainable Impact Fund using a single investment management style.  Finally, there can be no assurance that any mutual fund, including an Underlying Fund, will achieve its investment objective.

ETF Trading Risk – Because the Sustainable Impact Fund invests in ETFs, it is subject to additional risks that do not apply to conventional funds, including the risk that the market price of the ETF’s shares may trade at a discount to their NAV.  Also, an active secondary trading market for an ETF’s shares may not develop or be maintained, or trading of an ETF’s shares may be halted if the listing exchange deems such action appropriate.  This could lead to a lack of market liquidity, thereby forcing the Sustainable Impact Fund to sell its shares in an Underlying Fund for less than the shares’ NAV.  Further, an ETF’s shares may be delisted from the securities exchange on which they trade.  ETFs are also subject to the risks of the underlying securities or sectors the ETF is designed to track.

Portfolio Turnover Risk – As funds-of-funds, the Sustainable Impact Fund does not typically pay transaction costs, such as commissions when it buys and sells mutual funds.  However, to the extent the Sustainable Impact Fund buys and sells ETFs, it may be subject to certain transactions costs.  High portfolio turnover involves correspondingly greater expenses to the Sustainable Impact Fund , including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities.  Such sales also may result in adverse tax consequences to the Sustainable Impact Fund ’s shareholders.  The trading costs and tax effects associated with portfolio turnover may adversely affect the Sustainable Impact Fund ’s performance.